Reply to: Andrew Stewart Direct Tel: 604.891.7700 Email: AStewart@cwilson.com File No: 46806-0001

June 21, 2024

VIA EMAIL

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Attention: Division of Corporation Finance
Office of Industrial Applications and Services

Dear Sirs/Mesdames:

Re: Aduro Clean Technologies Inc. ("Aduro" or the "Company") - CIK No. 0001863934
Amendment No. 1 to Draft Registration Statement on Form F-1, Submitted May 8, 2024
Response to First Comment Letter dated June 4, 2024

We are counsel to Aduro. On behalf of the Company, we have set forth below the responses of the Company to the comments of the staff (the "Staff") of the Division of Corporation Finance at the Securities and Exchange Commission contained in the Staff's comment letter dated June 4, 2024 with respect to the above-noted matter. For ease of reference, the text of each of the Staff's comments is reproduced in italics in numerical sequence in this letter, with the response of the Company immediately following each comment.

Prospectus Summary

Our Business, page 5

1. Please revise to balance your prospectus summary to further describe the status of and challenges to the development of your products. Please also revise to clarify whether you currently have any definitive partnership agreements in place.

Response:

The Company has revised to balance the prospectus summary to further describe the status of and challenges to the development of its products. The Company has accordingly revised the Business Section to reflect these changes to the summary.

In addition, the Company has clarified that it has implemented a program of technological evaluation by its prospective customers and potential partners in the Customer Engagement Program. This program is implemented through purchase orders and other ongoing agreements for the evaluation of the Company's technology by the prospective customers and potential partners. The Company also clarifies that it does not yet have any formal or definitive partnership agreements in the legal sense of "partnership".

Risk Factors

We depend on certain key personnel, and our success will depend on our continued ability to retain and attract such qualified personnel, page 14

2. Please expand this risk factor to specifically describe your reliance on key personnel to operate your business and develop your products.

Response:

The Company has expanded the risk factor to specifically describe its reliance on certain key personnel, including the reliance on its co-founders, Ofer Vicus, the Company's CEO, and Marcus Trygstad, the Company's Principal Scientist, to operate the business and develop its products.

History and Development of Our Company, page 21

3. We note your disclosure that "[t]he operation of the show room unit to obtain Product by application of Aduro Energy's technology needed to be independently validated by Professor Paul Charpentier or such other independent third party agreed upon by us and Aduro Energy." You also disclose that you are a party to a three year joint research project led by Dr. Paul A. Charpentier and Dr. Cedric L. Briens of University of Western Ontario. Please disclose whether you provided funding for such projects and provide a brief summary of Dr. Paul A. Charpentier and Dr. Cedric L. Briens' expertise and experience to provide context for your disclosures.

Response:

The Company has revised to disclose the funding arrangements for the referenced projects, as well as brief summaries of the expertise and experience of Dr. Charpentier and Dr. Briens so as to provide context for the disclosure.

4. You disclose commencement of discussions with a number of companies regarding potential partnerships. For example, on page 22, we note your disclosure of discussions with Switch Energy Corp. and Brightlands. Please update your disclosure to describe the outcome of each discussion and clarify whether you have entered into any partnership agreements. Additionally, if the company has entered into an agreement with any company, please file such agreement as an exhibit to the registration statement or provide us with an analysis supporting a determination that you are not required to file them as exhibits. See Item 8 of Form F-1 and Item 19 of Form 20-F.

Response:

The Company has updated its disclosure to describe the outcome of each of the referenced discussions and has clarified that, although it has ongoing engagements with prospective customers and potential partners, the Company has yet to enter any definitive partnership agreements.

5. You describe your technology as "novel" throughout your prospectus. For example, you state on page 22 that your "objective of the partnership is to complete an installation that applies HCT, a novel technology developed by your company." Additionally, on page 25 when referring to your company, you state that "Aduro Energy has developed a novel chemical conversion process..." Additionally, we note your disclosure on page 27 that "[you]              believe this makes it significantly more environment-friendly than established alternative..." For all statements throughout your prospectus regarding your technology or products that you consider novel, please substantiate your claims or remove such statements.

Response:

The Company has provided disclosure to substantiate its claims that the Company's technology is novel. In particular, the Company believes its technology is novel since the technology is founded upon seven granted US-based patents, and one US-based patent pending, and because novelty is required and is one of the main preconditions for receiving a patent grant.

6. We note your disclosure on page 23 that you were selected by the "Shell GameChanger program to apply [your] novel HCT produce sustainable naphtha cracker feedback from polyethylene and polypropylene, individually or on a mixed basis, and to also convert polystyrene into useful platform chemicals." Please revise your disclosure to clarify whether Shell GameChanger is a private organization or a governmental entity. Additionally, you disclose that on September 5, 2023, you had passed the midpoint of your project as part of the Shell GameChanger program with the successful completion of the first three of six phases. Please update your disclosure regarding the status of and funding for this project and describe the intended deliverables at the conclusion of this project.

Response:

The Company has revised its disclosure to clarify that the Shell GameChanger Program is operated by Shell plc, a British multinational oil and gas company headquartered in London, England, and which is a public limited company with a primary listing on the London Stock Exchange and secondary listings on Euronext Amsterdam and the New York Stock Exchange. Further, the Company discloses that the GameChanger program includes a non-material amount of financial contribution and mentoring/technical advice on the evaluation and development of commercial and market positioning strategies. The non-material and confidential financial contribution by Shell plc to Aduro is spread out over six phases with agreed to milestones for each phase. The Company completed the first three of six phases, thus passing the halfway mark of the program and progressing with the tasks outlined for phase four. The Company advises that the program is currently ongoing for the purpose of evaluating its technology, however, there is no definitive partnership agreement with Shell plc and Shell plc is not a partner of the Company as of the date hereof.

7. In regard to the descriptions of your reactors and facilities, please consider including a separate sub-section to more clearly describe these projects and developments. For example, you disclose that in December 2022 you completed the construction and mechanical assembly of your pilot-scale Hydrochemolytic™ continuous flow plastic ("R2 Plastic") reactor. You also disclose that plans for testing and certifications are in place and final certification by the Technical Standard and Safety Authority is progressing with registration "expected later this month" and that once certified, the reactor unit will be moved to the newly expanded laboratory in London, Ontario, Canada for final testing and commissioning. Please revise to update your disclosures regarding the testing and certification for the R2 Plastic reactor. If you have not received certification for your reactors, please clarify.

Response:

We have revised to update the Company's disclosures regarding the testing and certification for the R2 Plastic reactor. In addition, we have clarified that the reactor has received the required certification.

8. We note the disclosure regarding your Customer Engagement Program ("CEP") and the addition of two new participants, a "leading global multinational food packaging company" and a "leading multinational building materials company." Please revise to clarify that while you plan to "cultivate partnerships with key industry stakeholders and to pave the way for upcoming commercial projects" through your CEP, you currently do not have definitive partnership agreements with these parties.

Response:

We have revised the disclosure to clarify that the Company has no definitive partnership agreements with the entities engaged in its Customer Engagement Program.

The Business Model, page 29

9. We note disclosure regarding your "clean" energy platform and that you will include environmental considerations including GHG footprint and life cycle analysis. Please revise or substantiate how your products and platform are clean and describe how you will consider the GHG footprint and life cycle analysis.

Response:

We have revised to explain why the Company expects that its products and platform will be "clean", namely, because management expects the products and platform will operate at lower energy modes, have a higher tolerance for contamination, produce higher yields and higher quality products, and will operate in smaller scale versions compared to commercial alternatives. In addition, the Company anticipates that these characteristics will provide substantial environment benefits along with a reduced emission footprint. Finally, we disclose that the Company is currently in discussions with several organizations to establish a project to substantiate and quantify its GHG footprint and provide a life cycle analysis of the Company's platform and products.

Competitive Companies, page 31

10. Please revise to identify any existing competitors in the HCT platform market that use a similar technique and/or have obtained intellectual property rights relating to or similar to those used for your product.

Response:

We have revised to indicate that the Company is unaware of any existing competitors in the HCT platform market that use a similar technique and/or have obtained intellectual property rights relating to or similar to those used for the Company's product. However, we have also disclosed that the competitive landscape varies greatly across the industry and that the Company will face competition from companies that use established blending and upgrading approaches as well as a variety of other recycling processes, such as the "pyrolysis approach" which is considered the main competitor to the Company's technology.

Information on Our Company

Government Regulation, page 31

11. We note your disclosure on page 32. Please revise to clarify whether there are existing or anticipated government regulations affecting your business, and if so, describe the material regulations and their effects.

Response:

The Company has revised the disclosure to explain that the current governmental regulatory landscape is highly dynamic and remains unsettled, and to summarize the key areas and trends in the regulatory environment. In addition, the Company has disclosed that it anticipates these trends are favorable for chemical recycling and the Company, although the speed and details of regulatory changes vary from country to country.

Use of Proceeds, page 35

12. We note your disclosure that you intend to use the net proceeds from this offering for general corporate purposes, which may include increasing your working capital. Please revise this section to provide more specific detail regarding the use of the funds to be allocated to general corporate purposes. In this regard, please disclose the estimated net amount of the proceeds broken down into each principal intended use thereof. If the anticipated proceeds will not be sufficient to fund all the proposed purposes, the order of priority of such purposes should be given, as well as the amount and sources of other funds needed. If the company has no specific plans for the proceeds, please discuss the principal reasons for the offering. See Item 3.C of Form 20-F.

Response:

We have revised this section provide further details regarding the Company's intention to use the net proceeds of the offering for the following specific corporate purposes: (i) ongoing research and development costs in the approximate amount of between US$500,000 and US$1,000,000, and (ii) expenditures related to the construction of its "Next Generation Process" unit (the Company's planned semi-commercial pilot), to demonstrate the Company's technology on a commercial basis, in the amount of between US$3,650,000 and US$4,150,000. In addition, we have disclosed that the Company anticipates that the net proceeds of this offering will be sufficient to fund its proposed projects over the next 12 months.

Directors, Senior Management and Employees , page 48

13. Please revise to provide additional information to describe the business experience, functions and areas of experience of your directors and senior management. Please also include the date of expiration of the current term of office, if applicable, and the period during which the person has served in that office. For guidance, see Form F-1 and Item 6 to Form 20-F.

Response:

We have revised to provide the additional requested information.

Employment, Consulting and Management Agreement, page 53

14. We note your agreements with several Directors, Senior Managers and Employees. Please expand your disclosure to include a summary of the material terms of each management contract or compensatory plan, contract or arrangement with your directors or members of your administrative, supervisory or management bodies. Please also file the agreements as exhibits to the registration statement or tell us why you believe you are not required to do so. Refer to Instructions to Exhibits Section 4(c) of Form 20-F.

Response:

We respectfully submit that the required information has been provided for all directors and members of our administrative, supervisory and management bodies of the Company as required by Item 6.B of the Form 20-F, and we confirm that we have filed the agreements of such persons as exhibits to the registration statement.

Experts, page 88

15. The disclosure indicates that De Visser Gray LLP's audit report contains an explanatory paragraph regarding your ability to continue as a going concern. However, we note that their report, as presented on page F-2, does not contain such a paragraph. Please address this apparent inconsistency.

Response:

We have revised the disclosure to remove reference to an explanatory paragraph regarding the Company's ability to continue as a going concern which was included in error.

Consolidated Statements of Loss and Comprehensive Loss , page F-5

16. We note you present stock-based compensation as a separate line item in your consolidated statements of income (loss). Expenses related to share-based payment arrangements should be presented in the same line or lines as cash compensation paid to the same employees. Please reference SAB Topic 14-F and revise accordingly. Also address this comment as it relates to your interim financial statements.

Response:

The Company has revised its annual and interim financial statements and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the registration statement to address this comment.

Consolidated Statements of Loss and Comprehensive Loss , page F-5

17. Your critical accounting estimate for share purchase warrants and stock options on page F-14 indicates that management used the volatility of the shares of four companies that management estimated were similar in nature to the Company activities. Please expand your disclosures to address why you did not use the Company's share volatility given its trading on the OTC Markets Group since July 23, 2021. Address any potential implications of using the estimated volatility rather than the Company's share volatility.

Response:

In the Company's Consolidated Financial Statement for the year ended May 31, 2023 (F-14), the Company discloses the assumptions and estimates used to calculate volatility of the share price. Additionally, the Company has detailed the reason for such approach, being the fact that the shares of the Company have limited trading history at the time and therefore management used the volatility of the shares of four companies that management estimated were similar in nature to the Company activities.

Subsequent to year end May 31, 2023, the Company revised its approach and provided the following disclosure in its Interim Consolidated Financial Statements (F-39): Prior to June 1, 2023, the shares of the Company had a limited trading history and therefore management used the volatility of the shares of four companies that management estimated were similar in nature to the Company's activities. Subsequent to June 1, 2023, the Company has elected to use its own trading history for the purposes of calculating volatility.

General

18. Refer to your Exchange Rate table on page 4. Please provide the Exchange Rate for the month end of April 30, 2024.

Response:

We have revised to provide the Exchange Rate for the month end of May 31, 2024.

19. Please file all material agreements as exhibits to your registration statement. For example, please file your loan agreements, such as the loan agreement with the Business Development Bank of Canada, and agreements governing transactions with related parties. For guidance, see Item 8 of Form F-1 and Item 19 of Form 20-F.

Response:

The Company confirms that all material agreements have been filed as exhibits to the registration statement. Any agreements not filed as exhibits have been determined not material by the Company.

We have enclosed the amended registration statement according to your comments and our responses above. We trust that you will find the foregoing to be in order. Please do not hesitate to contact the undersigned if you require any further information. We trust you will find the foregoing to be in good order. Please do not hesitate to contact the undersigned if you require any further information.

Yours truly,

CLARK WILSON LLP

Per:

/s/ Andrew Stewart

Andrew Stewart

AXS/cda

Encl.

cc: Ofer Vicus, Chief Executive Officer

 Mena Beshay, Chief Financial Officer